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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

GameTech International, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

36466D 10 2

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 36466D 10 2

1.	Name of Reporting Person: Vern D. Blanchard, as Trustee of the CJB Family Trust; Vern D. Blanchard as Individual		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,059,355

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,059,355

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,059,355

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒

11.	Percent of Class Represented by Amount in Row (9): 9.0%

12.	Type of Reporting Person: IN,OO, Trustee

Item 1.	(a)	Name of Issuer:

GameTech International, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

900 Sandhill Road
Reno, Nevada 89521

Item 2.	(a)	Name of Persons Filing:

Vern D. Blanchard, as the Trustee of the CJB Family Trust; Vern D. Blanchard as Individual.

	(b)	Address of Principal Business Office or, if none, Residence:

900 Sandhill Road
Reno, Nevada 89521

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

36466D 10 2

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act,

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act,

	(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

	(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

	(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

	(h)	☐	Group, in accordance with rule 13d-1(b)(ii)(H)

		☒	Not Applicable

Item 4.	Ownership

If the percent of the class owned, as of December 31, 2003 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)	Amount beneficially owned as of December 31, 2003:

See number 9 of cover page. Includes:

•	1,035,875 shares of Common Stock beneficially owned by the CJB Family Trust, Vern D. Blanchard as Trustee

•	5,480 shares of Common Stock beneficially owned by Vern D. Blanchard, as individual

•	18,000 shares of Common Stock issuable upon the exercise of stock options granted to Mr. Blanchard on December 19, 2001, April 16, 2002, January 21, 2003, and May 20, 2003 currently exercisable

(b)	Percent of class:

See number 11 of cover page.

(c)	Number of shares as to which such person has as of December 31, 2003:

(i)	Sole power to vote or to direct the vote

See number 5 of cover page. Includes:

•	1,035,875 shares of Common Stock beneficially owned by the CJB Family Trust, Vern D. Blanchard as Trustee

•	5,480 shares of Common Stock beneficially owned by Vern D. Blanchard, as individual

•	18,000 shares of Common Stock issuable upon the exercise of stock options granted to Mr. Blanchard on December 19, 2001, April 16, 2002, January 21, 2003, and May 20, 2003 currently exercisable

(ii)	Shared power to vote or to direct the vote

See number 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of

See number 7 of cover page. Includes:

•	1,035,875 shares of Common Stock amount beneficially owned by the CJB Family Trust, Vern D. Blanchard as Trustee

•	5,480 shares of Common Stock beneficially owned by Vern D. Blanchard, as individual

•	18,000 shares of Common Stock issuable upon the exercise of stock options granted to Mr. Blanchard on December 19, 2001, April 16, 2002, January 21, 2003, and May 20, 2003 currently exercisable

(iv)	Share power to dispose or to direct the disposition of

See number 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the ? date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

     The filing of this Amendment to Schedule 13G and the statements herein shall not be construed as an admission that I am, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any of the securities described herein.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004 Date

/s/ Vern D. Blanchard
Signature

Vern D. Blanchard

Trustee CJB Family Trust
Name/Title

/s/ Vern D. Blanchard
Vern D. Blanchard
As Individual